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SECURITIES AND EXCHANGE COMMISSION

04017540

CM 3-23

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-046992 46992

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATEWAY FINANCIAL AGENCY CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HC 74 Box 640
(No. and Street)

OXFORD (City) AR (State) 72565 (Zip Code)

RECEIVED FEB 27 2004 PROCESSING SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SUSAN NECULAE 870 258 3066 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HIGGINBOTHAM AND Co.
(Name – *if individual, state last, first, middle name*)

150 S. MAIN ST. SUITE 1 (Address) LABELLE (City) FL (State) 33935 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, ILIE NECULAE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATEWAY FINANCIAL AGENCY CORPORATION, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Carol A. Partain
MY COMMISSION # DD006709 EXPIRES
April 7, 2005
BONDED THRU TROY FAIN INSURANCE, INC.

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATEWAY FINANCIAL AGENCY CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Higginbotham and Company

Certified Public Accountants

To The Board of Directors
Gateway Financial Agency Corporation
Oxford, Arkansas

We have audited the accompanying balance sheet of Gateway Financial Agency Corporation as of December 31, 2003 and the related Statement of Income and Retained Earnings and Statement of Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Gateway Financial Agency Corporation as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Higginbotham & Company, PA, CPA's

Higginbotham & Company, PA,
Certified Public Accountants

February 16, 2004

150 S. Main St., Suite 1 • P.O. Box 1466 • LaBelle, Florida 33975 • (863) 675-3903 • FAX (863) 675-7767

GATEWAY FINANCIAL AGENCY CORPORATION
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

Current Assets		
Cash		$ 23,025
Commissions Receivable		26,852
Prepaid Expenses		2,919
Total Current Assets		52,796
Other Assets		
Organization Costs	$ 204	
Accumulated Amortization	(204)	
Total Other Assets		- 0 -
Total Assets		$ 52,796

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Commissions Payable		$ 24,167
License Fees Payable		895
Payroll Taxes Payable		56
Total Current Liabilities		25,118
Stockholders' Equity		
Common Stock, 1500 Shares Authorized, 200 Shares, No Par Value	$ 7,282	
Additional paid-in capital	2,809	
Retained Earnings	17,587	
Total Stockholders' Equity		27,678
Total Liabilities and Stockholders' Equity		$ 52,796

Read Independent Auditor's Report and Notes to Financial Statements

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue	
Commissions From Securities Sales	$ 133,105
License, Processing Fees	3,137
Total Income	136,242
Commissions Paid to Agents	112,864
Gross Profit	23,378
Operating Expenses	
General and Administrative	23,407
Loss From Operations	(29)
Other Income	
Interest Income	65
Net Income	36
Retained Earnings	
Balance, January 1, 2003	17,551
Balance, December 31, 2003	$ 17,587

Read Independent Auditor's Report and
Notes to Financial Statements

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2002	$ 7,282	$ 2,809	$ 17,551	$ 27,642
2003 Net Income	-	-	36	36
Balance, December 31, 2003	$ 7,282	$ 2,809	$ 17,587	$ 27,678

Read Independent Auditor's Report and Notes to Financial Statements

GATEWAY FINANCIAL AGENCY CORPORATION
STATEMENT OF CASH FLOWS – INDIRECT METHOD
FOR THE YEAR ENDED DECEMBER 31, 2003

Operations:		
Net Income		$ 36
Adjustments:		
Increase in Commissions Receivable	$ (26,161)	
Decrease in Prepaid Expense	837	
Increase in Commissions Payable	23,511	
Increase in License Fees Pay	785	
Total Adjustments		(1,028)
Cash Used by Operations		(992)
Cash at January 1, 2003		24,017
Cash at December 31, 2003		$ 23,025

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Gateway Financial Agency Corporation ("The Company") operates a Broker/Dealer Securities Agency. Commissions are earned by selling securities to clients.

Income Taxes

The Company has elected to be taxed as an "S" Corporation whereby the individual stockholders are taxed on their share of the Company's taxable income. Therefore, no provisions of income taxes or credits are included on these financial statements.

Organizational Costs

Organizational costs are amortized over a sixty (60) month period.

Note 2 – Net Capital Requirement

Under NASD requirement 15c3-1, The Company has maintained seven thousand five hundred twenty five dollars ($7,525) in a separate account at Big Lake National Bank in fulfillment of the net capital requirement. As of December 31, 2003 the net capital of the Company is twenty four thousand seven hundred fifty nine dollars ($24,759) which is nineteen thousand seven hundred fifty nine dollars ($19,759) in excess of it's required net capital of five thousand dollars ($5,000).

The net capital of the Company is calculated as follows:

Assets	
Cash in Bank	$ 23,025
Commission Receivable	26,852
Prepaid Expense	2,919
Total Assets	52,796
Less: Total Liabilities	25,118
Total Net Worth	27,678
Less: Deduction for Non-Liquid Assets	2,919
Total Net Capital	24,759
Net Capital Requirement	(5,000)
Capital In Excess of Net Capital Requirement	$ 19,759
Liabilities	
Total Aggregate Indebtedness	$ 25,118
Percentage of Aggregate Indebtedness to Net Capital	101%

Read Independent Auditor's Report

Note 3 – Additional Requirements

The Company submitted a Net Capital calculation, computation of aggregate indebtedness and the ratio of aggregate indebtedness to Net Capital, with the 2003 Focus Report. There is no material difference between the audited computation and the un-audited computation that was filed on Part II A of that report.

The Company operates under an exemption (k)(1) of Sec Rule 15c3-3 resource requirements.

Note 4 – Related Party Transactions

The Company's owners provide office space to the corporation at no charge.

Included in The Company are the following amounts that have been paid to related parties.

Commission to agents paid to owner	$ 58,581
Salary included in general and Administration expense paid to owner	11,500

Note 5 – Subordinated Liabilities

The Company has no liabilities subordinated to general creditors during the current or prior years.